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Biscuit and Counter

Restaurant and Bakery

Palm Springs, CA 92262
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Biscuit and Counter is seeking investment to expand our pop-up service into a full-service brick and mort
Generating RevenueFirst LocationLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
OUR STORY

Biscuit & Counter is the culmination of over 30 years of combined culinary and community experience fro
What began as a modest home-based biscuit baking project at the start of the pandemic has grown into a
permanent home to serve up a biscuit-centric breakfast/brunch/lunch menu in downtown Palm Springs.

In March 2020, Chef Lance Velasquez found himself with time off at home due to the Covid lockdown, and
biscuit making
What began as baking boxes of biscuits for friends and family in the Bay Area grew into a dream to open a
Lance and Marlo moved south as newly minted empty nesters
Biscuit & Counter arrived in Palm Springs in September 2020 and quickly got to work baking out of a comr
the dozen for residents and tourists
Within months, Biscuit & Counter was running a thriving weekend biscuit brunch pop up at the Cole Hotel,

economic development and cultivate thriving communities.

Marlo leads all public-facing operations of Biscuit & Counter and looks forward to growing Biscuit & Count community.

Lance Velasquez
Founder, Executive Chef

A seasoned and acclaimed San Francisco Bay Area chef with experience across a breadth of different culi Biscuit & Counter is a culmination of decades cooking and creating from fine dining establishments to urb extensive training in Georgia, Alabama and South Carolina, honing his "low country" cuisine skills.

Lance's culinary accolades include: Rising Star Chef awards by Esquire Magazine and the San Francisco C Chefs by Food & Wine Magazine.

Lance leads all culinary and kitchen operations for Biscuit & Counter and is enjoying the opportunity to me southern biscuit making.

This is a preview. It will become public when you start accepting investment.
PRESS
Biscuit and Counter wows desert foodies

When longtime chef Lance Velasquez and Marlo Sandler fulfilled their dream of moving to the desert from brought their Biscuit and Counter business with them.

Restaurant News Bites: COVID-19 Restrictions Highlight Local Restaurants' Resiliency, Resourcefulness -

The return of our restaurant-news column brings news of grilled-cheese and biscuit popups; a new food-t

Palm Springs Life Highlight

You've gotta hand it to desert chefs. They're creating fast and delicious dishes — no forks required like Th

Biscuit and Counter Featured in 20 best Palm Springs restaurants highlight

Where to dine in Southern California's desert hideaway

As Indoor Events Reopen, Palm Springs Is Back in Business With Modernism Week

After a long year of stasis imposed by COVID-19, the event is set to kick off April 8 — along with a few nev promises to bring visitors back to the Coachella ...

EXPENSES

Prime Costs $635,632 $635,632 $635,632 $635,632 $635,632

OpEx $125,793 $128,937 $132,160 $135,464 $138,850

Operating Profit $163,299 $174,026 $184,882 $195,868 $206,987

This information is provided by Biscuit and Counter. Mainvest never predicts or projects performance, and
financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Biscuit & Counter business plan 2020.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends October 15, 2021

Summary of Terms

Legal Business Name Biscuit & Counter

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 2%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Biscuit and Counter to make the payments you expect, and ultim
depends on a number of factors, including many beyond our control.

Limited Services

Biscuit and Counter operates with a very limited scope, offering only particular services to potential clients
in customer preferences.

various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Biscuit and Counter and the key persons will have no control. Changes in assumptions or their underlying
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Biscuit and Counter might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
and Counter is unable to obtain additional funding when needed, it could be forced to delay its business p
altogether.

Changes in Economic Conditions Could Hurt Biscuit and Counter

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Biscuit and Counter's financial performance or
event Biscuit and Counter ceases operations due to the foregoing factors, it can not guarantee that it will I
generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Biscu
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

to act conservative to make sure they are best equipped to repay the Note obligations, while Biscuit and C aggressively to invest in the business. You would like to keep the compensation of managers low, while ma can.

Future Investors Might Have Superior Rights

If Biscuit and Counter needs more capital in the future and takes on additional debt or other sources of fin rights superior to yours. For example, they might have the right to be paid before you are, to receive larger in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Biscuit and Counter or management), which is responsible for monitoring Biscuit and Co Biscuit and Counter will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Biscuit and (than your initial expectations.

You Do Have a Downside

Conversely, if Biscuit and Counter fails to generate enough revenue, you could lose some or all of your mo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Biscuit and Counter, and the revenue of Biscuit and (disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Biscuit and Counter to banks, commercial finance financing institutions, and/or other institutions regularly engaged in the business of lending money.

need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.

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